UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )


                             Globaltron Corporation
         -------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.001 per share
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                   37941F 10 0
                                ---------------
                                 (CUSIP Number)

                                 Whitmer Limited
             c/o Aleman, Cordero, Galindo & Lee Trust (Panama) S.A.
                         2nd Floor, Swiss Bank Building
                           East 53rd Street, Marbella
                           P.O. Box 6-1014 El Dorado
                        Panama City, Republic of Panama
                         Attn: Arturo Gerbaud de la G.
                               011 (507) 269-2620
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 15, 2001
                              -------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [_].

                                      SCHEDULE 13D

CUSIP No. 972639 10 8


1.    NAMES OF REPORTING PERSONS
      Whitmer Limited

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                       (b)  [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands

NUMBER OF SHARES         7.    SOLE VOTING POWER            9,576,000 (1)

BENEFICIALLY             8.    SHARED VOTING POWER

OWNED BY EACH            9.    SOLE DISPOSITIVE POWER       9,576,000 (1)

REPORTING PERSON         10.   SHARED DISPOSITIVE POWER
WITH


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                                9,576,000 (1)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                               [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    23.5%

14.   TYPE OF REPORTING PERSON
          CO



      (1) 5,745,600 shares will be pledged as described in Item 6.

ITEM 1.   SECURITY AND ISSUER

This Statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $.001 ("Common Stock"), of Globaltron Corporation, a Florida corporaton (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.


ITEM 2.   IDENTITY AND BACKGROUND

(a)-(c). This Schedule 13D is filed by Whitmer Limited (the "Reporting Person"), a corporation organized under the laws of the British Virgin Islands, having its principal offices c/o Aleman, Cordero, Galindo & Lee Trust (Panama) S.A., 2nd Floor, Swiss Bank Building, East 53rd Street, Marbella, P.O. Box 6-1014 El Dorado, Panama City, Republic of Panama, Attn: Arturo Gerbaud de la G.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the British Virgin Islands.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person entered into an agreement (the "Stock Purchase Agreement") to sell to the Issuer its 798 shares of common stock in Phone 1, Inc., a telecommunications company incorporated in the State of Florida ("Phone 1"), representing 79.8% of the total ownership interest of Phone 1, for 9,576,000 restricted shares of the Issuer's common stock, subject to certain conditions described in Sections 4 and 5 of the Stock Purchase Agreement (the "Transaction").

ITEM 4.   PURPOSE OF TRANSACTION

In connection with the Transaction, the Reporting Person will acquire, subject to the closing conditions provided in the Stock Purchase Agreement, the Issuer Common Stock in exchange of its ownership interest in Phone 1.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person will own 9,576,000 shares of the Issuer Common Stock, which, upon issuance of those shares at the closing of the Transaction, will represent 23.5% of the Issuer's outstanding Common Stock.

(b) The Reporting Person will have the sole power to vote and dispose of 9,576,000 shares of the Issuer Common Stock, subject to the restrictions described in Item 6 hereof.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As a security for the indemnification provisions given by the Reporting Person under the Transaction, from the total of 9,576,000 shares to be beneficially owned by the Reporting Person, 5,745,600 will be pledged to the Issuer (the "Pledged Shares"), on the closing of the Transaction, under a Pledge and Security Agreement (the "Pledge Agreement"), pursuant to which (i) the Reporting Person cannot dispose of the Pledged Shares until the later of the one year anniversary from the closing of the Transaction or the resolution of any existing dispute under the Pledge Agreement filed before such one-year term but resolved thereafter and (ii) upon the occurrence of a default under the Pledge Agreement, the reporting person shall not be entitled to exercise its voting rights on the Pledged Shares and any cash dividends payable with respect to the Pledged Shares shall be delivered to the escrow agent.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

(a) Common Stock Purchase Agreement dated May 15, 2001 between the Issuer and the other shareholders of Phone 1, Inc. also selling their interest in Phone 1, including the Reporting Person.

(b) Pledge and Security Agreement (subject to signing upon closing of the Transaction) between the Issuer and the shareholders of Phone 1, Inc., including the Reporting Person.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Whitmer Limited


May 25, 2001
                                        By:  /s/ Arturo Gerbaud de la G.
                                             ---------------------------
                                             Arturo Gerbaud de la G. , President

                    GLOBALTRON CORPORATION AND PHONE 1 INC.

                        COMMON STOCK PURCHASE AGREEMENT

                                 MAY 15, 2001

                                  COMMON STOCK
                                  ------------
                               PURCHASE AGREEMENT
                               ------------------

     This Common Stock Purchase Agreement (this "Agreement") is made as of the 15th day of May, 2001 by and among GLOBALTRON CORPORATION, a Florida corporation (the "Buyer"), and the Sellers listed on the signature page of this Agreement (each a "Seller and collectively, the "Sellers").


                                   RECITALS:


               WHEREAS, each Seller owns the number of shares of common stock, par value .001 per share (the "Common Stock") and the percentage of the outstanding stock of Phone 1 Inc., a corporation organized under the laws of the State of Florida (the "Company") set forth opposite such Seller's name on Schedule A hereto. The Common Stock owned by the Sellers represents 100% of the capital stock issued and outstanding of the Company.

               WHEREAS, the Buyer has authorized for issuance the number of shares of common stock, par value .001 per share (the "Globaltron Shares"), set forth opposite each Seller's name on Schedule A hereto.

                WHEREAS, the Sellers wish to sell, and the Buyer wishes to purchase, the Common Stock for such number of Globaltron Shares set forth opposite each Seller's name on Schedule A hereto.

          NOW, THEREFORE, in consideration of the premises and of other good and valuable consideration, receipt of which is acknowledged, it is hereby agreed as follows:

      1.   Purchase and Sale of the Common Stock
           -------------------------------------

           1.1  Sale of the Common Stock.
                -------------------------

          In consideration of the issuance of Globaltron Shares and in reliance on the representations, warranties and undertakings of the Buyer herein, each Seller shall sell and transfer to Buyer on the Closing Date, and Buyer shall purchase from each Seller, the amount of Common Stock set forth opposite such Seller's name on Schedule A hereto, free and clear of all liens, claims, pledges, charges, agreements, and encumbrances of any kind whatsoever ("Liens"). In consideration of the transfer of the Common Stock to Buyer and in reliance on the representations, warranties and undertakings of the Sellers herein contained, the Buyer shall sell and issue to each Seller, on the Closing Date, and the Sellers shall purchase from the Buyer, the amount of Globaltron Shares set forth opposite each Seller's name on Schedule A hereto, free and clear of all Liens, with the aggregate amount of such Globaltron Shares being 12,000,000.

          1.2 Closing. Subject to the conditions set forth below, the purchase and sale of the Common Stock shall take place at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, on or before May 31, 2001, or at such other time and place as the Buyer and the Sellers mutually agree upon in writing (which time and place are designated as the

"Closing" and the "Closing Date"). If the Closing does not occur prior to June 30, 2001, either party may terminate this Agreement by providing the other parties written notice of such termination. At the Closing, the Buyer shall deliver to each Seller, stock certificates(s) representing the Globaltron Shares (which shall have endorsed thereon the legend referred to in Section 2.21 hereof). At the Closing, each Seller shall deliver to the Buyer stock certificate(s) representing the Common Stock owned by it free of any legends (except for the legend described in Part 1.2 of Schedule 1) or Liens of any kind, together with stock powers executed by it with the signatures thereon guaranteed by a member of the New York Stock Exchange or a national bank in the United States. All of the certificates issued pursuant to this Section 1.2 shall be issued in the names and the amounts set forth on Schedule A hereto.

     2. Representations, Warranties and Agreements of the Sellers. The Sellers, jointly and severally, hereby represent and warrant to, and agree with, the Buyer, except as set forth on the Schedule of Exceptions furnished to the Buyer and attached hereto as Schedule 1, specifically identifying the relevant subsection hereof, which exceptions shall be deemed to be representations and warranties as if made hereunder, as follows:

          2.1 Organization, Good Standing and Qualification. Each of the Sellers and the Company, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Each of the Company and the Sellers has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted. Each of the Company and the Sellers is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify could have a material adverse effect on its business, properties, operations, earnings, assets, liabilities, condition (financial or otherwise) (collectively, "Condition").

          2.2 Capitalization. The authorized capital stock of the Company consists of and upon the consummation of the Closing shall consist of 1,000 shares of common stock, $.001 par value per share, of which all are issued and outstanding. All the outstanding shares have been duly and validly issued, are fully paid and non-assessable. The Company does not have outstanding any securities convertible into or exchangeable for its capital stock or outstanding any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, its capital stock. There are no agreements among the shareholders of the Company with respect to the voting or transfer of the capital stock of the Company and none of its shareholders has preemptive rights. Schedule 2 hereto includes a complete and correct list as of immediately prior to the Closing, of the name of each of the Company shareholders and the number of shares of stock owned by such shareholder. Each Seller is the record and beneficial owner of the shares of Common Stock set forth opposite such Seller's name on Schedule A hereto, which are free and clear from any Liens. There is not outstanding any security, option, warrant, right, agreement, understanding or commitment of any kind entitling any person or entity to acquire any of the Common Stock. The Common Stock has not been registered with the SEC or any state regulatory authority.

          2.3 Authority; Execution and Delivery; Requisite Consents,
Nonviolation.

          Each Seller has, and at the Closing will have, all requisite power and authority to execute, deliver and perform this Agreement and each other document or instrument executed by any of them, or any of its officers, in connection herewith or therewith or pursuant hereto or thereto and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of each of the Sellers. This Agreement is duly executed and delivered by each of the Sellers and is the legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforceability of creditors' rights in general or by general principles of equity. As to the Company and each of the Sellers, the execution, delivery and performance of this Agreement, the consummation by each Seller of the transactions contemplated hereby and thereby (including, without limitation, the offer, sale and delivery by each Seller of the Common Stock) will not (a) except as set forth in Part 2.3 of Schedule 1, require the consent, license, permit, waiver, approval, authorization or other action of, by or with respect to, or registration, declaration or filing with, any court or governmental authority, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("Governmental Authority") or any other individual, partnership, corporation, unincorporated organization or association, limited liability company, trust or other entity (collectively, a "Person"); (b) contravene (i) any requirement of law to which it is subject, including without limitation the securities laws of any jurisdiction or the rules or regulations of any governmental entity or self regulatory body nor (ii) any judgment, decree, franchise, order or demand applicable to it; (c) conflict or be inconsistent with or result in any breach of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of its properties or assets pursuant to the terms of any indenture, mortgage, deed of trust agreement or other instrument to which it is a party or bound or to which it may be subject or violate any provision of its organization documents. Neither the Company nor any of the Sellers is in default with respect to any applicable statute, rules, writ, injunction, decree, order or regulation of any Governmental Authority having jurisdiction over it which is likely to adversely affect its ability to perform its obligations hereunder and entering into this Agreement will not violate any of them.

          2.4 Subsidiaries. The Company does not presently own or control, directly or indirectly, any interest in any corporation, association, or other business entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

          2.5 Financial Information. The financial statements of the Company, attached hereto as Schedule 3, are true, accurate and complete and fairly present the financial position of the Company and the results of operations and cash flows for the periods then ended are consistent with the books and records of the Company and there are no material changes in the financial condition of the Company, since the date of those financial statements, except as set forth in Part 2.5 of the Schedule 1 hereto.

          2.6 Certain Changes or Events. Since April 30, 2001, (i) there has been no change in the Condition of the Company, except for changes which have not been, in the aggregate, materially adverse to the Company; (ii) there has been no change of Laws (as defined in Section 2.12 hereof), no revocation or change in any Contract (as defined in
Section 2.8 hereof) or Permit (as defined in Section 2.12 hereof) or right to do business, and no other event or occurrence of any character, whether or not insured against, which has resulted, or could reasonably be expected to result, in a material adverse change in the Condition of the Company; (iii) the Company has not authorized or made any distributions, or declared or paid any dividends, upon or with respect to any of its capital stock, or other equity interests, nor has the Company redeemed, purchased or otherwise acquired, or issued or sold, any of its capital stock or other equity interests; (iv) Except as set forth in part 2.6 of Schedule 1,the Company has not entered into any material transaction, other than in the ordinary course of business and consistent with past practice; (v) except as set forth in Part 2.6 of Schedule 1 the Company has not incurred any indebtedness for borrowed money or made any loans or advances to any Person; (vi) there has been no waiver by the Company of a material right or of a material debt owed to it; (vii) the Company has not failed to satisfy or discharge any Lien, except in the ordinary course of business and which is not material to the Condition of the Company (as such business is presently conducted and as it is proposed to be conducted); and (viii) there has been no material change in any compensation, arrangement or agreement with any employee, director, shareholders or Affiliate (as defined below). "Affiliate" of a specified Person shall mean a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified and, as to any Person that is an individual, such individual's spouse, parents, grandparents, siblings and lineal descendants.

          2.7 Title to Assets. The Company and each of the Sellers has good and marketable title to all of its assets and properties, free and clear of any Liens. With respect to any assets or properties it leases, the Company holds a valid and subsisting leasehold interest therein, free and clear of any Liens, is in compliance, in all material respects, with the terms of the applicable lease, and enjoys peaceful and undisturbed possession under such lease. All of the assets and properties of the Company that are necessary for the conduct of its business as presently conducted or as proposed to be conducted by the Company are in good operating condition and repair, subject to ordinary wear and tear.

          2.8 Contracts. The Company is not a party to, nor is either of its assets or properties bound by, or subject to, any contracts, agreements, notes, instruments, franchises, leases, licenses, commitments, arrangements or understandings, written or oral (collectively, "Contracts") of the following types, except for those (the "Scheduled Contracts") listed in Part 2.8 of
Schedule 1 hereto:

               (a) any Contracts pursuant to which the Company, or another party thereto, is obligated to pay in excess of $10,000;

               (b) any Contracts pursuant to which the Company acquired the right to use any Intellectual Property (as defined in Section 2.9 hereof) or information that is material to or necessary in the business of the Company, or pursuant to which the Company has granted to others the right to use, or which otherwise relates to, its Intellectual Property

               (c) any Contracts (other than advances of expenses to employees in the ordinary course of business) involving loans, loan agreements, debt securities, mortgages, deeds of trust, security agreements, suretyships or guarantees;

               (d) any Contracts between the Company, on the one hand, and any of their respective officers, directors, employees or Persons that beneficially own in excess of 1.0% of the outstanding equity interest of the Company (each a "Principal Owner"), or any Affiliate or relative, or Affiliate of a relative, of any of the foregoing, on the other;

               (e) any deferred compensation agreements, bonus, pension, profit sharing, stock option and incentive plans or arrangements, hospitalization, medical and insurance plans, agreements and policies, retirement and severance plans and other employee compensation policies and agreements affecting employees of the Company;

               (f) any Contracts with any labor union affecting employees of the Company;

               (g) any Contracts which restrict the Company from freely engaging in business or competing anywhere; or

               (h) any Contracts which otherwise are material to the Condition of the Company.

          All of the Scheduled Contracts are in full force and effect and constitute legal, valid and binding obligations of the Company and shall be as of the Closing, and, to the knowledge of the Sellers, the other parties thereto; the Company and, to the best knowledge of the Sellers, each other party thereto, has performed in all material respects all obligations required to be performed by it on or before the date hereof under the Scheduled Contracts, and no violation exists in respect thereof on the part of the Company or, to the knowledge of the Sellers, any other party thereto; none of the Scheduled Contracts is currently being renegotiated; and the validity, effectiveness and continuation of all Scheduled Contracts will not be materially adversely affected by the transactions contemplated by this Agreement.

          2.9 Intellectual Property.

               (a) Set forth on Part 2.9 of Schedule 1 hereto is a true, correct and complete list of (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (ii) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (iv) all mask works and all applications, registrations, and renewals in connection therewith, (v) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) all computer software (including data and related documentation), (vii) all other proprietary rights, and (viii) all copies and tangible embodiments thereof (in whatever form or medium) (collectively, the "Intellectual Property") of any kind in which the Company has an interest or which is otherwise used in, or relates to the business of the Company. Part 2.9 of Schedule 1 hereto contains a true, correct and complete list of all licenses or agreements that in any way affect the rights of the Company to any of the Intellectual Property or any trade secret material of the Company (the "Intellectual Property Licenses").

               (b) The Company is the sole and exclusive owner, free and clear of all Liens, and has all right, title and interest in all of the Intellectual Property listed in Part 2.9 of Schedule 1 hereto. With respect to any Intellectual Property or trade secret necessary to conduct its business, the Company owns or has the exclusive right to use such Intellectual Property or trade secret in its business. The Company owns or possesses sufficient licenses or other rights to use all Intellectual Property covered by its patents that are necessary to conduct the business of the Company as now being conducted and as proposed to be conducted by the Company.

               (c) Each of the Intellectual Property Licenses is in full force and effect and constitutes a legal, valid, binding and enforceable obligation in accordance with its terms against the Company, and, to the knowledge of the Sellers, each other party thereto. The Company has performed all obligations imposed upon it under each of the Intellectual Property Licenses to which it is a party. Neither the Company nor, to the knowledge of the Sellers, any other party thereto is in default thereunder, nor, to the knowledge of the Sellers, is there any event that with notice or lapse of time, or both, would constitute a default thereunder. The Company has not received any notice that any other party to any of the Intellectual Property Licenses intends to cancel, terminate or refuse to renew the same or to exercise or decline to exercise any option or other right thereunder. No licenses, sublicenses, covenants or agreements have been granted or entered into by the Company in respect of any of the Intellectual Property or any trade secret material of the Company, except the Intellectual Property Licenses. No director, officer, shareholder, employee or other Affiliate of the Company owns, directly or indirectly, in whole or in part, any of the Intellectual Property or any trade secret material of the Company. None of the officers, employees, consultants, distributors, agents, representatives or advisors of the Company have entered into any agreement relating to the Company's business regarding know-how, trade secrets, assignment of rights in inventions, or prohibition or restriction of competition or solicitation of customers, or any other similar restrictive agreement or covenant, whether written or oral, with any Person other than the Company.

               (d) The consummation of the transactions contemplated hereby will not alter or impair the rights of the Company to any of the Intellectual Property, any trade secret material to the Company, or under any of the Intellectual Property Licenses and each item of Intellectual Property owned or used by the Company immediately prior to the Closing hereunder will be owned or available for use by the Buyer on identical terms and conditions immediately subsequent to the Closing.

               (e) Neither the Company nor the Sellers, nor any Affiliates, officers, shareholders, directors or employees of each of them has disclosed any proprietary information relating to the Intellectual Property or the Intellectual Property Licenses to any person other than the Buyer and the employees, consultants, accountants, lawyers and other advisors of the Companies. Each of the Company, the Sellers and any Affiliates, officers, shareholders, directors or employees of each of them has at all times maintained reasonable procedures to protect and have enforced all trade secrets of the Company. Each of the Company, the Sellers and any Affiliates, officers, shareholders, directors or employees of each of them has disclosed trade secrets to other Persons solely as required for the conduct of the Company's business and solely under nondisclosure agreements that are enforceable by the Company. The Company is not under any contractual or other obligation to disclose any proprietary information relating to the Intellectual Property, any trade secret material of the Company or the Intellectual Property Licenses, nor is any other party to the Intellectual Property Licenses under any such obligation to disclose proprietary information included in or relating to Intellectual Property, any trade secret material to the Company or the Intellectual Property Licenses to any Person, and no event has taken place, including the execution and delivery of this Agreement and the transactions contemplated hereby or any related change in the business activities of the Company, that would give rise to such obligation.

               (f) Neither the Company nor any of the Sellers has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of the Sellers, the directors and officers (and employees with responsibility for Intellectual Property matters) of the Seller has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company must license or refrain from using any Intellectual Property rights of any third party).

               (g) With respect to each item of Intellectual Property required identified on Part 2.9 of Schedule 1: (i) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge; (ii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or is threatened which challenges the legality, validity, enforceability, use, or ownership of the item; and (iii) the Company has never agreed to indemnify any person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

               (h) (i) No claim with respect to the Intellectual Property, any trade secret material to the Company, or any Intellectual Property License which would adversely affect the ability of the Company to conduct its business as presently conducted and as proposed to be conducted is currently pending or, to the knowledge of the Sellers, has been asserted, or overtly threatened by any Person, nor does any of the Sellers know of any grounds for any claim against the Company, (A) to the effect that any operation or activity of the Company presently occurring or contemplated, including, inter alia, the manufacture, use or sale of any product, device, instrument, or other material made or used according to the patents or patent applications included in the Intellectual Property or Intellectual Property Licenses, infringes or misappropriates any United States or foreign copyright, patent, trademark, service mark or trade secret; (B) to the effect that any other Person infringes on the Intellectual Property or misappropriates any trade secret or know-how or other proprietary rights material to the Company; (C) challenging the ownership, validity or effectiveness of any of the Intellectual Property or trade secret material of the Company; or (D) challenging the license of the Company or other legally enforceable right under, any Intellectual Property or the Intellectual Property Licenses.

                    (ii) None of the Sellers is aware of any presently existing United States or foreign patents or any patent applications, which if issued as patents would be infringed by any activity contemplated by the Company.

               (i) All the patents and patent applications of the Company (the "Patents and Applications") have been properly prepared and filed on behalf of the Company and are being diligently pursued by the Company. The inventions described in the Patents and Applications are assigned or licensed to the Company and no other entity or individual has any right or claim in any of the inventions, Patents and Applications or any patents to be issued therefrom. The Sellers are not aware of any material defects in any of the Patents and Applications which would cause any of them to be held invalid or unenforceable. There is no objection or proceeding, pending or threatened, that would affect the validity of any patent issued pursuant thereto.

               (j) Except in connection with the prosecution of the patent applications listed on Part 2.9 of Schedule 1 hereto, there are no pending judicial or governmental proceedings, including but not limited to interferences and oppositions, relating to any of the Patents and Applications or any other proprietary information to which the Company is a party or by which any property (such term "property" specifically to include rights pursuant to licenses or options or other rights to acquire licenses) of the Company are subject, and no such proceedings are threatened or contemplated by Governmental Authorities or other Persons.

               (k) None of the Sellers and the directors and officers (and employees with responsibility for Intellectual Property matters) of the Company has any knowledge of any new products, inventions, procedures, or methods of manufacturing or processing that any competitors or other third parties have developed which reasonably could be expected to supersede or make obsolete any product or process of any of the Company.

          2.10 Labor Relations; Employees.

               (a) Part 2.10 of Schedule 1 hereto (i) sets forth the name, date of employment, job title, the monthly compensation, and any bonuses of each regular, full-time and part-time employee of the Company as of the date hereof;
(ii) lists all employment, managerial, advisory, and consulting agreements, employee confidentiality or other agreements protecting proprietary processes, formulae, or information to which the Company is a party, and any employee handbook(s) published by the Company; (iii) lists every employee of the Company on authorized leaves of absence who has a right to return to employment, every contract employee or temporary employee; and (iv) sets forth the name, office and years of service for each officer and each director of the Company.

               (b) The Company is not in violation of any federal, state or other applicable Law respecting employment, social security or employment practices relating to its own employees or to the employees of any of its subcontractors.

               (c) The Company is not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such employees,

(ii) there is no unfair labor practice complaint against the Company pending before any Governmental Authority, (iii) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of the Sellers, threatened against or involving the Company, (iv) the Company is not a party to or bound by any collective bargaining agreement and neither any grievance nor any arbitration proceeding arising out of or under a collective bargaining agreement is pending and, to the knowledge of the Sellers, no such claim has been asserted, (v) no labor union currently represents the employees of the Company and, to the knowledge of the Sellers, no labor union has taken any action with respect to organizing the employees of the Company, (vi) no key employee has informed the Company that such employee will or may terminate his or her employment or engagement with the Company and (vii) except as otherwise described in this Agreement, there are no payments of benefits to the employees of the Company above or different from the statutory benefits corresponding under the applicable labor law.

               (d) The Company has filed or caused to be filed all social security returns required under the statutes, rules or regulations of the jurisdiction of its incorporation and all other applicable jurisdictions. All amounts shown in said returns to be due and all additional demands received prior to the date hereof have been paid in due time and all withholdings required to be made prior to the date hereof have been duly made and paid in due time. The amounts set up as accruals for social security contributions in the Financial Statements are sufficient for the payment of all accrued and not yet paid amounts.

          2.11 Litigation. Except as set forth in Part. 2.11 of Schedule 1 (i), there is no action, suit, proceeding, investigation or governmental approval process (collectively, "Actions") pending or, to the best knowledge of the Sellers, threatened or which could be threatened against the Company, or affecting any of the properties or assets of the Company (including, without limitation, any of its Permits) which individually or in the aggregate could have a material adverse effect on the Condition of the Company, nor is there any basis for any such Action; and (ii) to the knowledge of the Sellers, there is no Action against any director, officer or employee of the Company in connection with the business of such Company which, in the event of an adverse judgment against any such Person, could have a material adverse effect on the Condition of the Company, nor is there any basis for any such Action. The foregoing includes, without limitation, any Action pending or, to the Sellers' knowledge, threatened (or any basis therefor known to the Company) involving the prior employment of any employees of the Company, their use in connection with the business of the Company of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. Neither the Company nor any of its respective assets or properties, nor, in connection with its business, any shareholder, director, officer or employee of the Company, is subject to any order, judgment, writ, injunction, compliance agreement, decree, ruling or decision (collectively, an "Order") of any Governmental Authority which is material to the Condition of the Company. There is no Action by the Company currently pending or which the Company intends to initiate, which is material to the Condition of the Company.

          2.12 Compliance with Laws; Permits. Except as described in a separate letter that the Buyer acknowledge having received on the date hereof, the Company has not violated or failed to comply with, in any material respect, any law, statute, treaty, ordinance, rule, regulation or policy, domestic or foreign, of any Governmental Authority (collectively, "Laws") to which it or any of its properties or assets is subject. The Company has all federal, state, local and foreign government licenses, permits, orders, certificates authorizations and approvals of any Governmental Authority (collectively, the "Permits") that are necessary for the conduct of its business as presently conducted except to the extent the failure to have any such Permit would not materially adversely affect the Condition of the Company; all such Permits are, and as of the Closing will be, in full force and effect; no violations or notices of failure to comply have been issued or recorded in respect of any such Permits; there are no proceedings pending, or to the knowledge of the Sellers, threatened, to revoke, suspend or limit any such Permit, nor to the knowledge of any Sellers is there any reasonable basis therefor. All applications, reports, notices and other documents required to be filed by the Company with all Governmental Authorities on or before the date hereof have been timely filed and are complete and correct in all material respects as filed or as amended prior to the date hereof, except to the extent the failure to timely make such filings or the incompletion of such filing would not materially adversely affect the Condition of the Company. With respect to any required Permits, applications for which are either pending or contemplated to be made pursuant to the business strategy of the Company, none of the Sellers knows of any reason why such Permits should not be approved and granted by the appropriate Governmental Authority. Neither the Company nor any of its officers or agents has made any illegal or improper payments to, or provided any illegal or improper inducement for, any governmental official or other Person in an attempt to influence any such Person to take or to refrain from taking any action relating to the Company. Part 2.12 of Schedule 1 lists all Permits of the Company that are required for the conduct of its business.

          2.13 Taxes. Except as set forth on Part 2.13 of Schedule 1, and except as described in a separate letter that the Buyer acknowledge having received on the date hereof, (i) all foreign and domestic federal, state, city, county, local and foreign income, franchise, sales, use and value added tax returns and reports, and all other tax returns, reports and statements required to be filed by the Company in those or in any other foreign or domestic jurisdiction (collectively, "Returns") have been timely filed; (ii) all such Returns are true, correct and complete in all material respects; (iii) all taxes, assessments, fees, interest, penalties and other charges of kind whatsoever (collectively, "Taxes") due or claimed to be due from the Company have been paid except to the extent properly reserved against on the Financial Statements; and
(iv) no income tax return of the Company has been audited by any Governmental Authority, and there are in effect no waivers of the applicable statute of limitations for Taxes in any jurisdiction for the Company for any period.

          2.14 Books and Records. The books of account, ledgers and records of the Company accurately and completely reflect in all material respects all information relating to its business, the nature, acquisition, maintenance, location and collection of its assets, and the nature of all transactions giving rise to its obligations or accounts receivable. The minute books of the Company fully set forth all action taken by the Board of Directors, shareholders and, if any, executive board (or other committee thereof) of the Company.

          2.15 Transactions with Affiliates. The Company does not have any obligation to or claim against any past or present Principal Owner of the Company, or any of such Principal Owner's Affiliates, associates or relatives, and no such Person has any obligation to or claim against the Company. All products, services or benefits provided to the Company by any such Person, or provided by the Company to any such Person, are set forth on Part 2.16 of
Schedule 1 and are provided at a charge equal to the fair market value of such products, services or benefits.

No past or present Principal Owner of the Company, nor any of such Principal Owner's Affiliates, associates or relatives, has any direct or indirect interest of any kind in any business or entity, which is competitive with the Company.

          2.16 No Brokers or Finders. None of the Sellers nor any of their respective Affiliates has entered into or will enter into any agreement pursuant to which any of the Buyer or the Company will be liable, as a result of the transactions contemplated by this Agreement, for any claim of any person for any commission, fee or other compensation as finder or broker.

          2.17 Employment of Officers, Employees and Consultants. To the knowledge of the Sellers, no third party has any valid claim against the Company, the Buyer or any Designated Person (as hereinafter defined) with respect to (a) the continued employment by, or association with, the Company, of any of the present officers or employees of or consultants to the Company (collectively, the "Designated Persons") or (b) the use, in connection with the business of the Company as presently conducted or proposed to be conducted by the Company or any of the Designated Persons of any information which the Company or any of the Designated Persons would be prohibited from using under any prior agreements or arrangements or any legal considerations applicable to unfair competition, trade secrets or proprietary information. Each employee and consultant of the Company has executed an agreement with the Company (in form and substance satisfactory to the Buyer) agreeing to maintain the confidentiality of proprietary information and agreeing to assign certain inventions to the Company.

          2.18 Insurance

          The Company presently maintains and has maintained in effect since its formation all the insurance policies required by applicable law or reasonably appropriate in connection with the operation of its business as presently conducted.

          2.19 Absence of Undisclosed Liabilities. The Company does not have any obligation, indebtedness, commitment, guaranty, and other item constituting a liability under GAAP, whether direct or indirect, absolute, accrued, contingent, or otherwise, and whether due or to become due (each, a "Liability") of any nature whatsoever except for (a) Liabilities reflected or reserved against in the balance sheet as of March 31, 2001 (the "Balance Sheet"), or (b) Liabilities and obligations incurred by the Company and not required by GAAP to be set forth in the Balance Sheet for the appropriate period, or (c) Liabilities incurred in the ordinary course of business and consistent with past practice after the date of the Balance Sheet. For purposes hereof, "GAAP" means generally accepted accounting principles consistently applied.

          2.20 Disclosure. In connection with the purchase of the Common Stock by the Buyer as contemplated hereby, the Company and the Sellers have, to their actual knowledge after due inquiry among themselves and discussions and inquiries of customers, vendors and parties with whom the Company has done or may do business in the future ("Knowledge"), disclosed to the Buyer all material facts and information concerning the Company, its Condition and the Common Stock, and have, to their Knowledge, not made any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements contained herein not misleading. To the Sellers' Knowledge, there is no fact or circumstance which has, or is reasonably likely to have, an adverse effect on the Company which has not been disclosed herein.

          2.21 Security Matters

               (a) The Globaltron Shares are received by each of the Sellers for investment purposes for its own account, and not with the view to, or for resale in connection with, any distribution thereof. Seller understands that the Globaltron Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of various states, by reason of a specified exemption from the registration provisions thereunder.

               (b) Each of the Sellers acknowledges that the Globaltron Shares must be held indefinitely unless they are subsequently registered under the Securities Act and under applicable state securities laws or an exemption from such registration is available. Each of the Sellers has been advised or is aware of the provisions of Rule 144 promulgated under the Securities Act which permits limited resale of the securities purchased in a private placement subject to the satisfaction of certain conditions including, among other things, the availability of certain current public information about Buyer and compliance with applicable requirements regarding the holding period and the amount of securities to be sold and the manner of sale.

               (c) Each Seller is a sophisticated investor with knowledge and experience in business and financial matters and is able to bear the economic risk and lack of liquidity inherent in owning the Globaltron Shares.

               (d) Each Seller has received and carefully reviewed (i) Buyer's Registration Statement on Form S-1, (ii) all other information filed by Buyer pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended.

               (e) Each Seller is aware that no federal or state or other agency has passed upon or made any finding or determination concerning the fairness of the transactions contemplated by this Agreement or the adequacy of the disclosure of the exhibits and schedules hereto and each Seller must forego the Globaltron Shares, if an, that such a review would provide.

               (f) Each Seller understands and acknowledges that neither the Internal Revenue Service nor any other tax authority has been asked to rule on nor has it ruled on the tax consequences of the transactions contemplated hereby.

               (g) Each Seller represents and covenants that it is and "Accredited Investor" as the term is defined in Rule 501(a) of Regulation D under the Securities Act.

               (h) Each Seller understands that all certificates for the Globaltron Shares shall bear a legend in substantially the following form:

          "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR

          OTHERWISE DISPOSED OF WITHOUT SUCH REGISTRATION OR THE DELIVERY TO THE ISSUER OF AN OPINION OF COUNSEL, SATISFACTORY TO THE ISSUER, THAT SUCH DISPOSITION WILL NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS."

     3. Representations, Warranties and Agreements of the Buyer. The Buyer, hereby represents and warrants to, and agrees with, each of the Sellers as follows:

          3.1 Organization, Good Standing and Qualification. Buyer, is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Buyer has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted. Buyer has all requisite power and authority to enter into and perform this Agreement and the transactions contemplated hereby. Buyer is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify could have a material adverse effect on its Condition.

          3.2 Capitalization. The authorized capital stock of Buyer immediately upon the consummation of the Closing shall consist of (i) 100,000,000 shares of common stock, $.001 par value per share, of which 40,738,702 shares are issued and outstanding (ii) 5,000,000 shares of preferred stock, $.001 par value per share, of which none are issued and outstanding. All of the outstanding shares have been duly and validly issued, are fully paid and non-assessable. Upon the consummation of the Closing, all of the outstanding Globaltron Shares shall be duly and validly issued and will be fully paid and non-assessable. The Globaltron Shares are free and clear from any Liens and Buyer shall deliver to each Seller, certificate(s) representing the Globaltron Shares.

          3.3 Authority; Execution and Delivery; Requisite Consents,
Nonviolation.

          Buyer has, and at the Closing will have, all requisite power and authority to execute, deliver and perform this Agreement and each other document or instrument executed by it, or any of its officers, in connection herewith or therewith or pursuant hereto or thereto and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of each of the Buyer. This Agreement is duly executed and delivered by the Buyer and the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforceability of creditors' rights in general or by general principles of equity. The execution, delivery and performance of this Agreement, the consummation by the Buyer of the transactions contemplated hereby and thereby (including, without limitation, the offer, sale and delivery by the Buyer of the Globaltron Shares) will not (a) require the consent, license, permit, waiver, approval, authorization or other action of, by or with respect to, or registration, declaration or filing with, any Governmental Authority or any other Person; (b) contravene (i) any requirement of law to which it is subject, including the securities laws of any jurisdiction or the rules or regulations of any governmental entity or self regulatory body nor (ii) any judgment, decree, franchise, order or demand applicable to it (c) conflict or be inconsistent with or result in any breach of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of its properties or assets pursuant to the terms of any indenture, mortgage, deed of trust agreement or other instrument to which it is a party or bound or to which it may be subject or violate any provision of its organization documents. Buyer is not in default with respect to any applicable statute, rules, writ, injunction, decree, order or regulation of any governmental authority having jurisdiction over it which is likely to adversely affect its ability to perform its obligations hereunder and entering into this Agreement will not violate any of them.

          3.4 SEC Filings. Financial Statements. Buyer has filed all reports required to be filed by it with the SEC since September 2000 (collectively, the "Buyer SEC Reports"). As of the respective dates they became effective, the Buyer SEC Reports which were filed pursuant to the Securities Act and as of the respective dates of filing of the last applicable amendment thereto the Buyer SEC Reports which were filed pursuant to the Exchange Act, did not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Other than as described in a separate letter that the Sellers acknowledge having received on the date hereof, to the Knowledge of the Buyer, the financial statements of Buyer included in the Buyer SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and fairly present the consolidated financial position of Buyer and its consolidated subsidiaries as at the dates thereof and the consolidated results of operations and cash flows for the periods then ended, except that in the case of the unaudited consolidated financial statements included in any form 10-Q, the presentation and disclosure conform with the applicable rules of the Securities Exchange Act of 1934 and are subject to year-end adjustments.

          3.5 Certain Changes or Events. To the knowledge of the Buyer, after inquiry of senior management officers of Buyer and except as described in a separate letter that the Sellers acknowledge having received on the date hereof, since January 31, 2001 (i) there has been no change of Laws, no revocation or change in any Contract or Permit or right to do business, and no other event or occurrence of any character, whether or not insured against, which has resulted, or could reasonably be expected to result, in a material adverse change in the Condition of the Buyer; (ii) the Buyer has not authorized or made any distributions, or declared or paid any dividends, upon or with respect to any of its capital stock, or other equity interests, nor has the Buyer redeemed, purchased or otherwise acquired, or issued or sold, any of its capital stock or other equity interests; (iii) the Buyer has not entered into any material transaction (except a private sale of 40,000 shares), other than in the ordinary course of business and consistent with past practice; (iv) there has been no waiver by the Buyer of a material right or of a material debt owed to it; or (v) the Buyer has not failed to satisfy or discharge any Lien, except in the ordinary course of business and which is not material to the Condition of the Buyer (as such business is presently conducted and as it is proposed to be conducted).

          3.6 Title to Assets. Except as set forth in Part 3.6 of Schedule 1 hereto, the Buyer has good and marketable title to all of its assets and properties, free and clear of any Liens. With respect to any assets or properties it leases, the Buyer holds a valid and subsisting leasehold interest therein, free and clear of any Liens, is in compliance, in all material respects, with the terms of the applicable lease, and enjoys peaceful and undisturbed possession under such lease. All of the assets and properties of the Buyer that are necessary for the conduct of its business as presently conducted or as proposed to be conducted by the Buyer are in good operating condition and repair, subject to ordinary wear and tear.

          3.7 Labor Relations; Employees.

               (a) The Buyer is not in violation of any federal, state or other applicable Law respecting employment, social security or employment practices relating to its own employees or to the employees of any of its subcontractors.

               (b) The Buyer is not materially delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such employees, (ii) there is no unfair labor practice complaint against the Buyer pending before any Governmental Authority,
(iii) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the knowledge of the Buyer, threatened against or involving the Buyer,
(iv) the Buyer is not a party to or bound by any collective bargaining agreement and neither any grievance nor any arbitration proceeding arising out of or under a collective bargaining agreement is pending and, to the knowledge of the Buyer, no such claim has been asserted, (v) no labor union currently represents the employees of the Buyer and, to the knowledge of the Buyer, no labor union has taken any action with respect to organizing the employees of the Buyer, (vi) no key employee has informed the Buyer that such employee will or may terminate his or her employment or engagement with the Buyer and (vii) except as otherwise described in this Agreement, there are no payments of benefits to the employees of the Buyer above or different from the statutory benefits corresponding under the applicable labor law.

               (c) The Buyer has filed or caused to be filed all social security returns required under the statutes, rules or regulations of the jurisdiction of its incorporation and all other applicable jurisdictions. All amounts shown in said returns to be due and all additional demands received prior to the date hereof have been paid in due time and all withholdings required to be made prior to the date hereof have been duly made and paid in due time. The amounts set up as accruals for social security contributions in the Financial Statements are sufficient for the payment of all accrued and not yet paid amounts.

          3.8 Litigation. There is no Action pending or, to the best knowledge of the Buyer, threatened against the Buyer, or affecting any of the properties or assets of the Buyer (including, without limitation, any of its Permits) which individually or in the aggregate could have a material adverse effect on the Condition of the Buyer, nor is there any basis for any such Action. To the knowledge of the Buyer, there is no Action against any director, officer or employee of the Buyer in connection with the business of the Buyer which, in the event of an adverse judgment against any such Person, could have a material adverse effect on the Condition of the Buyer, nor is there any basis for any such Action. The foregoing includes, without limitation, any Action pending or, to the Buyer's knowledge, threatened (or any basis therefor known to the Buyer) involving the prior employment of any employees of the Buyer, their use in connection with the business of the Buyer of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. Neither the Buyer nor any of its respective assets or properties, nor, in connection with its business, any shareholder, director, officer or employee of the Buyer, is subject to any Order of any Governmental Authority which is material to the Condition of the Buyer. There is no Action by the Buyer currently pending or which the Buyer intends to initiate, which is material to the Condition of the Buyer.

          3.9 Compliance with Laws; Permits. The Buyer has not violated or failed to comply with, in any material respect, any Laws to which it or any of its properties or assets is subject. The Buyer has all material Permits that are necessary for the conduct of its business as presently conducted except to the extent the failure to have any such Permit would not materially adversely affect the Condition of the Buyer; all such Permits are, and as of the Closing will be, in full force and effect; no violations or notices of failure to comply have been issued or recorded in respect of any such Permits; there are no proceedings pending, or to the knowledge of the Buyer, threatened, to revoke, suspend or limit any such Permit, nor to the knowledge of any Buyer is there any reasonable basis therefor. All applications, reports, notices and other documents required to be filed by the Buyer with all Governmental Authorities on or before the date hereof have been timely filed and are complete and correct in all material respects as filed or as amended prior to the date hereof, except to the extent the failure to timely make such filings or the incompletion of such filing would not materially adversely affect the Condition of the Buyer. With respect to any required Permits, applications for which are either pending or contemplated to be made pursuant to the business strategy of the Buyer, the Buyer does not know of any reason why such Permits should not be approved and granted by the appropriate Governmental Authority. Neither the Buyer nor any of its officers or agents has made any illegal or improper payments to, or provided any illegal or improper inducement for, any governmental official or other Person in an attempt to influence any such Person to take or to refrain from taking any action relating to the Buyer.

          3.10 Taxes. To Buyer's knowledge, all Returns have been timely filed and are true, correct and complete in all material respects. All Taxes due or claimed to be due from the Buyer have been paid except to the extent reserved against on the Financial Statements. No income tax return of the Buyer has been audited by any Governmental Authority, and there are in effect no waivers of the applicable statute of limitations for Taxes in any jurisdiction for the Buyer for any period.

          3.11 Books and Records. The books of account, ledgers and records of the Buyer accurately and completely reflect in all material respects all information relating to its business, the nature, acquisition, maintenance, location and collection of its assets, and the nature of all transactions giving rise to its obligations or accounts receivable. The minute books of the Buyer fully set forth all action taken by the Board of Directors, shareholders and, if any, executive board (or other committee thereof) of the Buyer.

          3.12 No Brokers or Finders. Buyer has not and will not enter into any agreement pursuant to which the Company or any of the Sellers will be liable, as a result of the transactions contemplated by this Agreement, for any claim of any person for any commission, fee or other compensation as finder or broker.

     Nothing contained in this Section 3 shall in any respect limit or modify the representations, warranties and agreements of the Sellers in Section 2 of this Agreement or the right of the Buyer to rely thereon.

     4. Conditions of Buyer's Obligations at Closing. The obligation of Buyer to purchase the Common Stock to be purchased by it at the Closing is subject to the fulfillment, to Buyer's satisfaction, prior to or at the Closing, of each of the following conditions:

          4.1 Representations and Warranties. The representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects on the date hereof and on and as of the Closing Date as if made on and as of such date.

          4.2 Performance. The Sellers shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing.

          4.3 Stock Certificates, Etc. At the Closing, the Sellers shall have tendered to the Buyer a certificate representing shares of Common Stock, together with a stock power, in accordance with Section 1.2 hereof. All certificates delivered by the Sellers shall be in form and substance satisfactory to the Buyer and sufficient to transfer to and vest in Buyer good and valid title to such Common Stock, free and clear of any Lien.

          4.4 No Material Adverse Change. There shall not have occurred any material adverse change in the Condition of the Company since the date hereof.

          4.5 Consents. The Sellers shall have obtained all consents, approvals or waivers from Governmental Authorities and third Persons necessary for the execution, delivery and performance of this Agreement and the transactions contemplated hereby and thereby, all without material cost or other adverse consequences to the Company.

          4.6 No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

          4.7 Compliance Certificate. The Buyer shall have received certificates dated as of the day of the Closing executed by a senior officer of each of the Sellers certifying that the conditions specified in Sections 4.1, 4.2, 4.4, 4.5 and 4.6 have been fulfilled.

          4.8 Related Documents. The Pledge and Security Agreement to be entered into by and among the Buyer and each of the Sellers substantially in the form attached as Exhibit A hereto (the "Pledge Agreement") shall have been executed and delivered by each of the parties thereto and in full force and effect.

          4.9 Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Buyer and its counsel, and the

Buyer shall have received all such counterpart originals or certified or other copies of such documents as the Buyer may reasonably request.

          4.10 Employment Agreements. If elected by the Buyer, any person providing consulting services or being employed by the Company as described in
Part 2.10 of Schedule 1 shall have executed employment agreements containing, without limitation, provisions with regard to non-competition, non-solicitation, and inventions, in each case in form and substance satisfactory to the Buyer.

          5. Conditions of the Sellers' Obligations at Closing. The obligations of the Sellers to the Buyer under this Agreement are subject to the fulfillment, to Sellers' satisfaction, prior to or at the Closing, of each of the following conditions:

          5.1 Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date.

          5.2 Performance. The Buyer shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing. 5.3 Payment of the Common Stock. At the Closing, the Buyer shall have tendered to each of the Sellers a certificate(s) representing Globaltron Shares in accordance with
Section 1.2 hereof. All certificates delivered by the Buyer shall be in form and substance satisfactory to the Sellers and sufficient to transfer to and vest in the Sellers good and valid title to such Globaltron Shares, free and clear of any Lien.

          5.4 No Material Adverse Change. There shall not have occurred any material adverse change in the Condition of the Buyer since the date hereof.

          5.5 No Actions. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or authority or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, this Agreement or the consummation of the transactions contemplated by this Agreement.

          5.6 Proceedings and Documents. All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Sellers and their counsel, and the Sellers shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

          5.7 Compliance Certificate. The Buyer shall have received certificates dated as of the day of the Closing executed by a senior officer of each of the Sellers certifying that the conditions specified in Sections 5.1, 5.2, 5.4 and
5.5 have been fulfilled.

          5.8 Related Documents. The Pledge Agreement shall have been executed and delivered by each of the parties thereto and in full force and effect.

     6. Registration Rights.

          6.1 Request for Registration.

               (a) If (i) at any time after one hundred eighty (180) days after the Closing Date, the Buyer shall receive a written request (the "Request") sent by Sellers holding in the aggregate more than 50% of the Globaltron Shares (the "Initiating Holders") that the Buyer file a registration statement under the Securities Act to effect any registration, qualification or compliance with respect to any of the Globaltron Shares not pledged under the Pledge Agreement (the "Current Registrable Securities") or (ii) at any time after the termination of the Pledge Agreement, the Buyer shall receive a Request sent by the Initiating Holders that the Buyer file a registration statement under the Securities Act to effect any registration, qualification or compliance with respect to any of the Globaltron Shares, including those released by the Escrow Agent (as such term is defined under the Pledge Agreement) to Sellers, as described in the Pledge Agreement (the "Pledged Registrable Securities", and together with the Current Registrable Securities, the "Registrable Securities"), then the Buyer shall, within fifteen (15) days of the receipt thereof, give written notice of such request to all the Sellers and subject to the limitations of Section 6.1(b) below shall file (as expeditiously as practicable, and in any event within ninety (90) days of the receipt of such request) and use its best efforts to effect, a registration statement under the Securities Act with respect to all Registrable Securities which the Sellers request to be registered within twenty (20) days of the mailing of such notice by the Buyer.

               (b) If Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Buyer as a part of their Request. In such event, the right of any Seller to include such Seller's Registrable Securities in such registration shall be conditioned upon such Seller's participation in such underwriting and the inclusion of such Seller's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders) to the extent provided herein. The Buyer shall select the managing underwriter or underwriters in such underwriting. All Sellers proposing to distribute their securities through such underwriting shall (together with the Buyer as provided herein enter into an underwriting agreement in customary form with the underwriter or underwriters so selected for such underwriting by a majority in interest of the Initiating Holders. Notwithstanding the provisions of this Section 6.1(b), if the underwriter advises the Initiating Holders that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise the Buyer and the Buyer shall so advise all holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among the Sellers that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the aggregate amount of Registrable Securities held by all such Sellers, until such holders have included in the underwriting all shares requested by such holders to be included, in such event, the initiating Holders may withdraw the registration.

               (c) The Buyer shall be obligated to effect only two (2) registration pursuant to a Request under this Section 6.1 (an offering which is not consummated shall not be counted for this purpose); provided that (i) the Buyer shall not be obligated to effect the second registration Request if it is done within 180 days or less from the first requested offering; (ii) the

Buyer shall not be obligated to effect any registration which is requested within 180 days or less from a registration made by the Buyer as described in
Section 6.2.

               (d) Notwithstanding the foregoing, if the Buyer shall furnish to Sellers requesting a registration statement pursuant to this Section 6.1, a certificate signed by the President or Chief Executive Officer of the Buyer stating that in the good faith judgment of the Board of Directors of the Buyer, it would be seriously detrimental to the Buyer and its Sellers for such registration statement to be filed by reason of a material pending transaction and it is therefore essential to defer the filing of such registration statement, the Buyer shall have the right to defer such filing for a period of not more than one (9) nine months after receipt of the Request.

          6.2 Buyer Registration. If (but without any obligation to do so) the Buyer proposes to register any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash (other than a registration on Form S-8 (or similar or successor form) relating solely to the sale of securities to participants in a Buyer stock plan or to other compensatory arrangements to the extent includable on Form S-8 (or similar or successor form), or a registration on Form S-4 (or similar or successor form)), the Buyer shall, at such time, promptly give each Seller written notice of such registration. Upon the written request of each Seller given within twenty (20) days after mailing of such notice by the Buyer, the Buyer shall, subject to the provisions of Section 6.5, use its best efforts to cause to be registered under the Securities Act all of the Globaltron Shares Securities that each such Seller has requested to be registered. The Buyer shall have no obligation under this Section 6.2 to make any offering of its securities, or to complete an offering of its securities that it proposes to make. The Sellers may exercise the rights described in this Section 6.2 an unlimited number of times.

          6.3 Furnish Information. It shall be a condition precedent to the obligations of the Buyer to take any action pursuant to this Agreement with respect to this Section that each Seller willing to register its Registrable Securities furnishes to the Buyer such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Seller's Registrable Securities. If any registration statement or comparable statement under the Securities Act refers to a Seller or any of its affiliates, by name or otherwise, as the holder of any securities of the Buyer then, unless counsel to the Buyer advises the Buyer that the Securities Act requires that such reference be included in any such statement, each such holder shall have the right to require the deletion of such reference to itself and its affiliates.

          6.4 Expenses of Registration. (a) Expenses of Demand Registration. All expenses incurred in connection with registrations, filings or qualifications pursuant to Section 6.1, including without limitation all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Buyer, and the reasonable fees and disbursements of one counsel (selected by a majority in interest of the Initiating Holders) for the selling Sellers shall be borne by the Buyer.

               (b) Expenses of Buyer Registration. The Buyer shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 6.2 for each Seller, including without limitation all registration, filing and qualification fees, printers' and accounting fees relating or apportionable thereto and the fees and disbursements of one counsel for the selling Sellers (selected by the holders of a majority of the Registrable Securities being registered); provided, however, that the fees and expenses of complying with the securities or blue sky laws applicable to the Registrable Securities to be registered in any state in which the Buyer is not registering its shares, all attorney fees, underwriting discounts and selling commissions shall be borne by the Sellers.

          6.5 Underwriting Requirements. In connection with any offering involving an underwriting of shares being issued by the Buyer, the Buyer shall not be required under Section 6.2 to include any Seller's securities in such underwriting unless such Seller accepts the terms of the underwriting as agreed upon between the Buyer and the underwriters selected by it, and then only in such quantity as will not, in the opinion of the underwriters, exceed the largest number of securities requested to be included in such offering which can be sold without having an adverse effect on such offering by the Buyer. If the total number of securities, including Registrable Securities, requested by Sellers to be included in such offering (or in any other offering in which Sellers shall have the right to include Registrable Securities pursuant to this
Section 6) exceeds the largest number of securities that the underwriters reasonably believe can be sold without having an adverse effect on such offering, then the Buyer shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters believe will not have an adverse effect on such offering, and the number of shares that may be included in the underwriting shall be allocated as follows: (i) first, that number of shares sought to be registered by the Buyer, and (ii) second, among all Sellers that have elected to participate in such underwritten offering, in proportion (as nearly as practicable) to the amount of the Registrable Securities held by such Sellers.

          6.6 "Market Stand-Off" Agreement. Each Seller hereby agrees that, during the period of ninety (90) days following the effective date of a registration statement of the Buyer filed under the Securities Act in connection with an underwritten offering, it shall not, if requested by the Buyer and such underwriter, sell or otherwise transfer or dispose of (other than to donees, affiliates or partners who agree to be similarly bound) any Globaltron Shares held by it except Globaltron Shares included in such registration.

          6.7 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 6:

               (a) The Buyer will indemnify and hold harmless each Seller, the partners or officers, directors and shareholders of each Seller, legal counsel and accountants for each Seller, any underwriter (as defined in the Act) for such Seller and each person, if any, who controls such Seller or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Buyer of the Act, the 1934 Act, any state securities laws or any rule or regulation promulgated under the Act, the 1934 Act or any state securities laws; and the Buyer will reimburse each such Seller, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 6.7 (a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Buyer (which consent shall not be unreasonably withheld), nor shall the Buyer be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Seller, underwriter or controlling person; provided further, however, that the foregoing indemnity agreement with respect to any preliminary prospectus shall not inure to the benefit of any Seller or underwriter, or any person controlling such Seller or underwriter, from whom the person asserting any such losses, claims, damages or liabilities purchased shares in the offering, if a copy of the prospectus (as then amended or supplemented if the Buyer shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Seller or underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

               (b) Each Seller will indemnify and hold harmless the Buyer, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Buyer within the meaning of the Act, legal counsel and accountants for the Buyer, any underwriter, any other Seller selling securities in such registration statement and any controlling person of any such underwriter or other Seller, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act or any state securities laws, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Seller expressly for use in connection with such registration; and each such Seller will reimburse any person intended to be indemnified pursuant to this subsection, for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 6.7(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Seller (which consent shall not be unreasonably withheld).

               (c) Promptly after receipt by an indemnified party under this Section 6.7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 6.7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement of any such action which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a complete and full release from all liability in respect of such claim or litigation. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action the defense of which has been assumed by an indemnifying party without the consent of such indemnifying party.

               (d) If the indemnification provided for in this Section 6.7 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

               (e) No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary in this Section 6.7, no indemnified party shall be required, pursuant to this Section 6.7, to contribute any amount in excess of the net proceeds received by such indemnifying party from the sale of securities in the offering to which the losses, claims, damages, liabilities or expenses of the indemnified party relate.

               (f) The obligations of the Buyer and Sellers under this Section
6.7 shall survive (i) the completion of any offering of Registrable Securities in a registration statement under this Section 6.7, (ii) any investigation made by or on behalf of any indemnified party or by or on behalf of the Buyer, and
(iii) the consummation of the sale or successive resale of the Registrable Securities.

     7. Miscellaneous.
        --------------

          7.1 Indemnification

               (a) The Sellers, jointly and severally, agree to indemnify the Buyer and each officer, director, employee, agent, partner, shareholder and affiliate of the Buyer (collectively, the "Buyer Indemnified Parties") for, and hold each Buyer Indemnified Party harmless from and against: (i) any and all damages, losses, claims and other liabilities of any and every kind, including, without limitation, judgments and costs of settlement, and (ii) any and all out-of- pocket costs and expenses of any and every kind, including, without limitation, reasonable fees and disbursements of counsel for such Buyer Indemnified Parties (all of which expenses periodically shall be reimbursed as incurred and are referred to as "Indemnified Costs")), in each case, arising out of or suffered or incurred in connection with any of the following: (a) any misrepresentation or any breach of any warranty made by the Sellers herein or in any documents related hereto, (b) any breach or non-fulfillment of any covenant or agreement made by the Sellers herein, and (c) any claim relating to or arising out of a violation of applicable federal or state securities laws by the Sellers in connection with the sale of the Globaltron Shares.

               (b) As security for the accuracy of the representations, warranties and undertakings of the Sellers, the parties shall execute the Pledge Agreement on the Closing Date, under which the Sellers will pledge to the Buyer, in the aggregate, 7,200,000 Globaltron Shares as described in Schedule I hereto plus such other securities as set forth in the Pledge Agreement (the "Pledge Shares").

               (c) The Buyer agrees to indemnify the Sellers and each officer, director, employee, agent, partner, shareholder and affiliate of each of the Sellers (collectively, the "Sellers Indemnified Parties") for, and hold each Sellers Indemnified Party harmless from and against any Indemnified Costs arising out of or suffered or incurred in connection with any of the following:
(a) any misrepresentation or any breach of any warranty made by the Sellers herein or in any documents related hereto and (b) any breach or non-fulfillment of any covenant or agreement made by the Sellers herein.

          7.2 Survival. All representations, warranties, covenants and agreements contained in or made pursuant to this Agreement or contained in any certificate delivered pursuant to this Agreement, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any party hereto, and shall survive the transfer and payment for the Common Stock and the consummation of the transactions contemplated hereby for a period of 12 months, unless a claim is made prior thereto; provided, however, that neither a Buyer Indemnified Party nor a Sellers Indemnified Party shall be entitled to make any claim under Section 7.1 hereof unless the aggregate amount of all Indemnified Costs incurred by such party as a result of all misrepresentations and breaches of the other party(ies) hereto is equal to or greater than $200,000 in which case such Buyer Indemnified Party or Sellers Indemnified Party will be entitled to the amount of its claim in excess of $200,000; and further provided, that a Buyer Indemnified Party's only recourse and remedy under this Agreement shall be limited to the Pledged Shares.

          7.3 Assignment. This Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any assignees or successors shall take any such assignment(s) subject to all obligations of the assigning or original party and subject to any and all defenses. Nothing herein shall relieve an assigning party of its obligations under this Agreement.

          7.4 Amendment; Waiver. Any term, covenant, agreement or condition of this Agreement may be amended, and compliance therewith may be waived (either generally or in a particular circumstance and either retroactively or prospectively), by one or more substantially concurrent written instruments signed by the Sellers and the Buyer. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Seller and the Buyer.

          7.5 Governing Law This agreement shall be governed by and construed and enforced in accordance with, the laws of the State of Florida, without regard to conflicts of law principles. Any disputes with respect to the interpretation of this Agreement or the rights and obligations of the parties hereto shall be exclusively brought in the U.S. District Court for the Southern District of Florida or, if such Court lacks subject matter jurisdiction, in the court of general jurisdiction in Dade County, Miami, Florida. Each of the parties waives any right to object to the jurisdiction or venue of either of such Courts or to claim that such Courts are an inconvenient forum.

          7.6 Notices. All notices and other communications provided for herein shall be dated and in writing and shall be deemed to have been duly given (x) on the date of delivery, if delivered personally or by telecopier, receipt confirmed, (y) on the second following business day, if delivered by a recognized overnight courier service, or (z) seven days after mailing, if sent by registered or certified mail, return receipt requested, postage prepaid, in each case, to the party to whom it is directed at the following address (or at such other address as any party hereto shall hereafter specify by notice in writing to the other parties hereto):

          (i)  If to the Buyer, to it at the following address:

                    Globaltron Corporation
                    100 North Biscayne Blvd., Suite 2500
                    Florida, FL 33132
                    Tel: (305) 371-3300
                    Fax: (305) 371-4686
                    Attention: Chief Financial Officer

               with a copy to:

                    Proskauer Rose LLP
                    1585 Broadway
                    New York, NY 10036
                    Tel: (212) 969-3000
                    Fax: (212) 969-2900
                    Attention: Oliverio Lew, Esq.

          (ii) If to any Sellers, to it at the address set forth below its name on the signature page hereto.

          7.7 Integration. This Agreement and the documents referred to herein or delivered pursuant hereto or pursuant to such documents, including all exhibits and schedules, contain the entire understanding of the parties with respect to their subject matter and supersede all prior agreements and understandings between the parties with respect to their subject matter.

          7.8 Severability. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          7.9 Descriptive Headings. The section and other headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

          7.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.




                                    * * * *

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                              THE BUYER:

                              GLOBALTRON CORPORATION


                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:




                              SELLERS:



                              WHITMER LIMITED.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:

                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud.

                              GARLON OVERSEAS, S.A.


                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud



                              NERCOL INVESTMENTS, S.A..
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686

                              With a copy to:
                                        Aleman, Cordero, Galindo & Lee Trust

                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              BRISCORD TRADING, S.A..
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686

                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              TRENSOR INVETMENTS, S.A.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132

                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686

                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              BONING INTERNATIONAL, S.A..
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:



                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              SANDBAY INC.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:

                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686

                              With a copy to:

                                        Loeb Block & Partners LLP
                                        505 Park Avenue
                                        New York, NY 10022
                                        Fax: (212) 755-1777
                                        Attention: Herb Selzer, Esq.


                              HEBRON LIMITED (BVI)
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Loeb Block & Partners LLP
                                        505 Park Avenue
                                        New York, NY 10022
                                        Fax: (212) 755-1777
                                        Attention: Herb Selzer, Esq.

                              OCEAN SPRAY INVESTMENTS S.A.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Loeb Block & Partners LLP
                                        505 Park Avenue
                                        New York, NY 10022
                                        Fax: (212) 755-1777
                                        Attention: Herb Selzer, Esq.

                               TABLE OF CONTENTS

Section                                                                                            Page

1.   Purchase and Sale of the Common Stock............................................................1
     -------------------------------------
     1.1       Sale of the Common Stock...............................................................1
     1.2       Closing................................................................................1

2.   Representations, Warranties and Agreements of the Sellers........................................2
     ---------------------------------------------------------
     2.1       Organization, Good Standing and Qualification..........................................2
     2.2       Capitalization.........................................................................2
     2.3       Authority; Execution and Delivery; Requisite Consents, Nonviolation....................3
     2.4       Subsidiaries...........................................................................3
     2.5       Financial Information..................................................................3
     2.6       Certain Changes or Events..............................................................4
     2.7       Title to Assets........................................................................4
     2.8       Contracts..............................................................................4
     2.9       Intellectual Property..................................................................5
     2.10      Labor Relations; Employees.............................................................8
     2.11      Litigation.............................................................................9
     2.12      Compliance with Laws; Permits.........................................................10
     2.13      Taxes.................................................................................10
     2.14      Books and Records.....................................................................11
     2.15      Transactions with Affiliates..........................................................11
     2.16      No Brokers or Finders.................................................................11
     2.17      Employment of Officers, Employees and Consultants.....................................11
     2.18      Insurance.............................................................................12
     2.19      Absence of Undisclosed Liabilities....................................................12
     2.20      Disclosure............................................................................12
     2.21      Security Matters......................................................................12

3.   Representations, Warranties and Agreements of the Buyer.........................................13
     -------------------------------------------------------
     3.1       Organization, Good Standing and Qualification.........................................13
     3.2       Capitalization........................................................................14
     3.3       Authority; Execution and Delivery; Requisite Consents, Nonviolation...................14
     3.4       SEC Filings. Financial Statements.....................................................14
     3.5       Certain Changes or Events.............................................................15
     3.6       Title to Assets.......................................................................15
     3.7       Labor Relations; Employees............................................................16
     3.8       Litigation............................................................................16
     3.9       Compliance with Laws; Permits.........................................................17
     3.10      Taxes.................................................................................17
     3.11      Books and Records.....................................................................17
     3.12      No Brokers or Finders.................................................................17




4.   Conditions of Buyer's Obligations at Closing....................................................18
     --------------------------------------------
     4.1       Representations and Warranties........................................................18
     4.2       Performance...........................................................................18
     4.3       Stock Certificates, Etc...............................................................18
     4.4       No Material Adverse Change............................................................18
     4.5       Consents..............................................................................18
     4.6       No Actions............................................................................18
     4.7       Compliance Certificate................................................................19
     4.8       Related Documents.....................................................................19
     4.9       Proceedings and Documents.............................................................19
     4.10      Employment Agreements.................................................................19

5.   Conditions of the Sellers' Obligations at Closing...............................................19
     -------------------------------------------------
     5.1       Representations and Warranties........................................................19
     5.2       Performance...........................................................................19
     5.3       Payment of the Common Stock...........................................................20
     5.4       No Material Adverse Change............................................................20
     5.5       No Actions............................................................................20
     5.6       Proceedings and Documents.............................................................20
     5.7       Compliance Certificate................................................................20
     5.8       Related Documents.....................................................................20

6.   Registration Rights.............................................................................20
     -------------------
     6.1       Request for Registration..............................................................20
     6.2       Buyer Registration....................................................................22
     6.3       Furnish Information...................................................................22
     6.4       Expenses of Registration..............................................................22
     6.5       Underwriting Requirements.............................................................23
     6.6       "Market Stand-Off" Agreement..........................................................23
     6.7       Indemnification.......................................................................23

7.   Miscellaneous...................................................................................25
     -------------
     7.1       Indemnification.......................................................................25
     7.2       Survival..............................................................................26
     7.3       Assignment............................................................................26
     7.4       Amendment; Waiver.....................................................................27
     7.5       Governing Law.........................................................................27
     7.6       Notices...............................................................................27
     7.7       Integration...........................................................................28
     7.8       Severability..........................................................................28
     7.9       Descriptive Headings..................................................................28
     7.10      Counterparts..........................................................................28


                                  EXHIBIT LIST
                                  ------------

Exhibit A           Form of Pledge Agreement


                                 SCHEDULE LIST
                                 -------------

Schedule A          Schedule of Sellers

Schedule 1          Schedule of Exceptions

Schedule 2          Names of Shareholders and holders of Options and/or
                    Warrants, etc.

Schedule 3          Financial Statements of the Company

                                                             Schedule A

                                                                                                                 Aggregate number
                                                                                                                 ----------------
                              Common Stock to be                                  Aggregate number of          of Globaltron Shares
                              -------------------                                 -------------------          --------------------
                               sold to Buyer at        Percentage of Common       Globaltron Shares to            pledged to the
                               -----------------       --------------------       --------------------           ----------------
Seller                             Closing             Stock of the Company       be received at Closing       Buyer at the Closing
------                             -------             --------------------       ----------------------       --------------------

Whitmer Limited                       798                     79.80%                  9,576,000                    5,745,600
Garlon Overseas, S.A.                  30                      3.00%                    360,000                      216,000
Nercol Investments, S.A.               30                      3.00%                    360,000                      216,000
Briscord Trading, S.A.                 30                      3.00%                    360,000                      216,000
Trensor Investments, S.A.              30                      3.00%                    360,000                      216,000
Boning International,                  30                      3.00%                    360,000                      216,000
S.A.
Sandbay Inc.                           10                      1.00%                    120,000                       72,000
Hebron Limited (BVI)                    8                      0.80%                     96,000                       57,600
Ocean Spray Investments                34                      3.40%                    408,000                      244,800
S.A.

          Total                     1,000                       100%                  12,000,000                   7,200,000



                                  PHONE1, INC.

                                   SCHEDULE 1

                             Schedule of Exceptions

          Any disclosure under one Part of this Schedule 1 shall be deemed disclosure under all Parts of Schedule 1 and the Agreement. Disclosure of any matter in Schedule 1 shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to the Agreement. To the extent that any representation or warranty set forth in the Agreement is qualified by the materiality of the matter(s) to which the representation or warranty relates, the inclusion of any matter in Schedule 1 does not constitute a determination by the Sellers or the Buyer that any such matter is material. The disclosure of any information concerning a matter in Schedule 1 does not imply that any other, undisclosed matter which has a greater significance or value is material.

                                  PHONE1, INC.

                                    Part 2.5

                             Financial Information

[To be provided by Accountant and Company.]

                                  PHONE1, INC.

                                    Part 2.6

                           Certain Changes or Events
                           -------------------------

          Promissory Note made by the Company in favor of GNB Bank Panama S.A. in the principal sum of Two Million Seven Hundred Fifty Thousand dollars ($2,750,000.00), dated May 8, 2001, bearing interest at a rate of 2% above the base rate quoted by CitiBank N.A. which matures on June 8, 2001, together with all interest on the unpaid balance until paid.

                                  PHONE1, INC.

                                    Part 2.8

                                   Contracts
                                   ---------

The following are contracts which the Company is obligated to pay in excess of $10,000:

          Consulting Agreement by and between Phone1, Inc. and Hugh Durden dated March 1, 2001.

          Contract for Creative and Advertising Agency Services by and among Phone1, Inc., Fire Sign, Inc. and Rosen & Baker Associates, Inc. dated March 8, 2001.

          Consulting Agreement by and between Phone1, Inc. and Dilowe Barker dated May 4, 2001.

          Public Relations contract by and between The Nixon Group and Phone1, Inc.

The Company has verbal agreements with the following vendors:

          1    Triad Universal LLC
          2    Inktel Corp.

The Company has verbal agreements with the following consultants which the Company agreed to pay until December 2001:

          1    Franck Pigeon
          2    Nabeel Al-Adsani
          3    Unitec of America Corp.
          4    Ralph Yammine
          5    Aldax, Inc.
          6    Tarek Hatoum
          7    Nortek Systems Corp.
          8    Pascal Yammine
          9    Adolfo Michel

The Company acquired certain Intellectual Property rights pursuant to the following agreements:

          Domain Name Assignment and Transfer Agreement by and between Richard Maichel and Phone1, Inc. dated December 12, 2000.

          Registrant Name Change Agreement by and between Network Solutions, Inc., Richard Maichel and Phone1, Inc. dated April 6, 2001.

                                  PHONE1, INC.

                                    Part 2.8

                                   Contracts
                                   ---------
                                    (Con't)



The Company is a party to the following promissory note:

          Promissory Note made by the Company in favor of GNB Bank Panama S.A. in the principal sum of Two Million Seven Hundred Fifty Thousand dollars ($2,750,000.00), dated May 8, 2001, bearing interest at a rate of 2% above the base rate quoted by CitiBank N.A. which matures on June 8, 2001, together with all interest on the unpaid balance until paid.

                                  PHONE1, INC.

                                    Part 2.9

                             Intellectual Property
                             ---------------------

The Company has the following Intellectual Property, including all copies and tangible embodiments therein:

1.   Domain Name:
     -----------

          "www.phone1.com"

2.   Trademarks, Service Marks and Logos:
     -----------------------------------

          a. Pending trademark/service mark application for PHONE1 filed with the United States Patent and Trademark Office on April 30, 2001 under Serial No. 78/061152.

          b. Pending trademark/service mark application of PHONE1 logo filed with the United States Patent and Trademark Office on May 1, 2001 (no Serial No. issued as of May 11, 2001).

3.   Patents:
     -------

          None.

4.   Copyrights:
     ----------

          The Company has copyrights in written materials produced by or for the Company, such as manuals, brochures and promotional materials. For example, the Company is in the process of developing a manual describing the steps for payphone owners to enter rate tables into payphones.

5.   Trade Secrets:
     -------------

          The Company has trade secrets in business and commercial information including such items as customer lists, marketing strategy reports, memoranda and information, price lists and cost information relating to the services provided by the Company, and other non-public and proprietary financial and business information that would have an economic value to competitors of the Company.

                                  PHONE1, INC.

                                    Part 2.9

                             Intellectual Property
                             ---------------------
                                    (con't)

6.   Software:
     --------

               The Company retained Pascal Yammine in and around December 2000 and January 2001 to develop an in-house software program (a telephone rate calculator). The software program calculates per minute rates depending on the destination entered and compares the rates to Net-to-phone & AT&T rates. The program also calculates the number of minutes a consumer may speak given a destination and amount of money inputed. This program is for in-house purposes only. There was no plan to formally protect this software. The full amount paid for this software was approximately $3,000.00.

               Currently, Pascal Yammine is in the process of developing another software program or module that will be used in Las Vegas to input all payphone service providers ("PSP"). This software is intended to keep track of the PSPs and track any follow-up actions needed to get telephone services contracts signed and the related payphones implemented. Mr. Yammine was paid $7,000.00 for this task. The Company has no plans to formally protect this software, as it is only used in-house.

               The Company also licenses certain software from third parties including, without limitation, for billing and telecommunications services from Buyer, and certain desktop PC-based software products for office and clerical functions.

The trademark and service mark applications identified in Section 2 above have only recently been filed and it is too early to determine if any oppositions, office actions or other objections to such applications will be filed. However the Company has provided copies of the opinions of its trademark counsel, Baker & McKenzie, as to the possible business risks associated with the use of the PHONE1 marks in light of the existing closely related marks either applied for or registered with the U.S. Patent and Trademark Office.

                                  PHONE1, INC.

                                   Part 2.10

                           Labor Relations; Employees
                           --------------------------

The below chart provides a complete list of the employees of the Company:

                       Date of                             Monthly
Employee             Employment           Title            Salary       Bonus
--------             ----------           -----            ------       -----
George Duarte      April 1, 2001      Administrative       $1,400       None
                                        Assistant


The Company does not have employment agreements with any employee.

               The following is a list of the Company's agreements which contain confidential or proprietary information restrictions:

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Aldax, Inc., dated May 4, 2001.

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Unitec of America Corp., dated May 4, 2001.

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Pascal Yammine, dated May 4, 2001.

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Franck Pigeon, dated May 4, 2001.

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Tarek Hatoum, dated May 4, 2001.

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Nabeel A. Al-Adsani, dated May 4, 2001.

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Adolfo Michel, dated May 4, 2001.

          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Ralph Yammine, dated May 4, 2001.

                                  PHONE1, INC.

                                   Part 2.10

                           Labor Relations; Employees
                           --------------------------
                                    (Con't.)


          Consultant's Agreement Concerning Proprietary Information and Inventions by and between Phone1, Inc. and Nortek Systems Corp., dated May 4, 2001.

          Confidential Information and Invention Assignment Agreement for Consultant by and between Phone1, Inc. and Hugh Durden, dated March 1, 2001.

          Non-Disclosure Agreement by and between Phone1, Inc. and Frederick Kim, dated January 19, 2001.

               Dario Echeverry has been the sole Director, President, Chief Executive Officer, Secretary and Treasurer of the Company since its inception.

                                  PHONE1, INC.

                                   Part 2.11

                                   Litigation
                                   ----------


The trademark and service mark applications identified in Section 2 of Part 2.9 have only recently been filed and it is too early to determine if any oppositions, office actions or other objections to such applications will be filed. However, the Company has provided copies of the opinions of its trademark counsel, Baker & McKenzie, as to the possible business risks associated with the use of the PHONE1 marks in light of the existing closely related marks either applied for or registered with the U.S. Patent and Trademark Office.

                                  PHONE1, INC.

                                   Part 2.12

                         Compliance with Laws; Permits
                         -----------------------------


The following is a list of the Company's Permits:

          City of Miami - Certificate of Use, Fire Safety Permit

          City of Miami - Occupational License

On March 15, 2001, the Company filed with the Internal Revenue Service (the "IRS") Form 7004, Application for Automatic Extension of Time to File Corporation Income Tax Return, which granted the Company an automatic extension of time until September 15, 2000 to file its corporate return.

                                  PHONE1, INC.

                                   Part 2.13

                                     Taxes
                                     -----


On March 15, 2001, the Company filed with the Internal Revenue Service (the "IRS") Form 7004, Application for Automatic Extension of Time to File Corporation Income Tax Return, which granted the Company an automatic extension of time until September 15, 2000 to file its corporate return.

                                  PHONE1, INC.

                                   Part 2.16

                          Transactions with Affiliates
                          ----------------------------


Beneficial owners of certain Sellers may have to make certain filings with the Securities and Exchange Commission under applicable securities laws related to the ownership of Buyer shares.

                             GLOBALTRON CORPORATION

                                    Part 3.6

                                Title to Assets
                                ---------------


Cisco Systems Capital Corporation ("Cisco") has filed, on December 21, 2000, a UCC 1 Financing Statement in the State of Florida to register its lien interest in the following equipment owned by Globaltron Communications Corporation ("Globaltron"):

      (i) all Equipment from time to time subject to a Master Agreement to Lease Equipment No. 2529 dated October 27, 1999, between Globaltron and Cisco and any and all Schedules entered into under such Master Agreement, (ii) all insurance, warranty, rental and other claims and rights to payment and chattel paper arising out of such Equipment, and (iii) all books, records and proceeds relating to the foregoing. Equipment shall mean routers, router components, other computer networking and telecommunications equipment and other equipment, manufactured by Cisco Systems, Inc. its affiliates and others, together with all software and software license rights relating to the foregoing and all substitutions, replacements, upgrades, repairs, parts and attachments, improvements and accessions thereto.

Buyer does not have possession of certain Cisco equipment, which Cisco claims having delivered it to the Buyer and Buyer claims not having received such equipment.

                                  PHONE1, INC.

                                   Schedule 2

The below chart represents the name of each of the Company's shareholders and the number of shares of stock owned by each such shareholder.

                                                                    Amount of
          Shareholder                                                Shares
          -----------                                                ------

          Garlon Overseas, S.A.                                          30

          Nercol Investments, S.A.                                       30

          Briscord Trading, S.A.                                         30

          Trensor Investments, S.A.                                      30

          Boning International, S.A.                                     30

          Sandbay International Inc.                                     10

          Hebron Limited (BVI)                                            8

          Ocean Spray Investment S.A.                                    34

          Whitmer Limited                                               798

                                  PHONE1, INC.

                                   Schedule 3


See attached financial statements of the Company.

                                  PHONE1, INC.

                              FINANCIAL STATEMENTS

                                 APRIL 30, 2001

PHONE1, INC.
Financial Statements
Table of Contents
================================================================================
                                                                            PAGE
                                                                            ----

ACCOUNTANTS' COMPILATION REPORT                                               1

FINANCIAL STATEMENTS
      Balance Sheet                                                           2
      Statement of Operations and Accumulated Deficit                         3

SUPPLEMENTARY INFORMATION
      Operating and administrative expenses                                   5

[ T&T TSIMOGIANNIS & TESTA                   | --------------------------------
LOGO] Accountants and Management Consultants | Directors: Johnny Tsimogiannis o
                                                          Ofelia Tsimogiannis
      -------------------------------------------------------------------------
      770 Ponce De Leon Boulevard o Suite 210 o Coral Gables, Fl 33134-2066 o
      Tel: 305.444.2445 o Fax: 305.444.2446



To the Board of Directors
Phone1 Inc.
Miami, Florida

We have compiled the accompanying balance sheet of Phone1, Inc. as of April 30, 2001, and the related statement of operations and accumulated deficit for the four months then ended, and the accompanying supplementary information contained in Schedule I, which is presented for supplementary analysis purposes, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements and supplementary schedules information that is the representation of management. We have not audited or reviewed the accompanying financial statements and supplementary schedules and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows ordinarily required by generally accepted accounting principles. If the omitted disclosures and the statement of cash flows were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.


/s/ Tsimogiannis & Testa
---------------------------------
TSIMOGIANNIS & TESTA
Coral Gables, Florida
May 14, 2001

PHONE1, INC.
BALANCE SHEET                                                             PAGE 2
April 30, 2001
================================================================================


                                     ASSETS


CURRENT ASSETS
Cash and cash equivalents                                          $     5,022
                                                                   -----------
                          Total current assets                           5,022
                                                                   -----------

PROPERTY AND EQUIPMENT
      Computer equipment                                                38,294
      Telephone equipment                                                4,327
                                                                   -----------
                                                                        42,621
                                                                   -----------
          Less: accumulated depreciation                                (3,122)
                                                                   -----------
                                                                        39,499
                                                                   -----------

OTHER ASSETS
          Web domain                                                    46,440
          Software                                                      15,524
                                                                   -----------
                                                                       61, 964
          Less: accumulated amortization                                (3,670)
                                                                   -----------
                                                                        58,294
                                                                   -----------
                                                                     $ 102,815
                                                                   ===========


                      LIABILITIES & STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
          Accounts payable                                          $   60,740
                                                                   -----------
          Total current liabilities                                     60,740
                                                                   -----------

LONG-TERM DEBT                                                       2,254,790
                                                                   -----------
          Total liabilities                                          2,254,790
                                                                   -----------

STOCKHOLDER'S EQUITY
          Capital stock, 1,000 shares of common stock authorized
            issued, and outstanding with a par value of $1               1,000
          Additional paid-in capital                                    49,000
          Retained earnings                                         (2,262,715)
                                                                   -----------
                                                                    (2,212,715)
                                                                   -----------
                                                                   $   102,815
                                                                   ===========


SEE ACCOUNTANTS' COMPILATION REPORT.

PHONE1 INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT                           PAGE 3
FOR THE FOUR MONTHS ENDED APRIL 30, 2001
================================================================================


REVENUES                                                        $      200,000
COST OF REVENUES                                                            --
                                                                  ------------
                  GROSS PROFIT                                         200,000
                                                                  ------------

EXPENSES:

      Depreciation and amortization                                      5,778
      Operating and administrative expanses                          2,136,157
                                                                  ------------
                                                                     2,141,935
                  NET LOSS                                          (1,941,935)

ACCUMULATED DEFICIT, beginning of year                                (320,780)
                                                                  ------------

ACCUMULATED DEFICIT, April 30, 2001                               $ (2,262,715)
                                                                  ============



SEE ACCOUNTANTS' COMPILATION REPORT,

[GRAPHIC OMITTED]

                           SUPPLEMENTARY INFORMATION

PHONE1 INC.
SCHEDULE I - OPERATING AND ADMINISTRATIVE EXPENSES                        PAGE 5
FOR THE FOUR MONTHS ENDED APRIL 30, 2001
================================================================================



OPERATING AND ADMINISTRATIVE EXPENSES
      Advertising and marketing                                     $1,486,713
      Consulting fees                                                  427,206
      Legal and professional fees                                      129,641
      Travel and entertainment                                          68,673
      Office expenses                                                    8,291
      Automobile                                                         4,240
      Telephone                                                          4,043
      Rent                                                               3,800
      Dues and subscriptions                                             3,000
      Other:                                                               550
                                                                   -----------
                                                                   $ 2,136,157
                                                                   ===========













SEE ACCOUNTANTS' COMPILATION REPORT.

                         PLEDGE AND SECURITY AGREEMENT


         This Pledge and Security Agreement (the "Agreement"), is made as of the 15th day of May, 2001 by and among GLOBALTRON CORPORATION, a Florida corporation (the "Buyer") and the Sellers listed on the signature page of this Agreement (each a "Seller" and collectively, the "Sellers").

         WHEREAS, the Sellers and the Buyer have entered on the date hereof into a Purchase Agreement, dated May 15, 2001 (the "Purchase Agreement") pursuant to which the Sellers are selling to the Buyer the Common Stock in exchange for the sale and transfer by Buyer of the Globaltron Shares; and

         WHEREAS, pursuant to the Purchase Agreement, the Sellers have indemnification obligations to the Buyer (the "Obligations"); and

         WHEREAS, each Seller has agreed to pledge to Buyer the number of Globaltron Shares set forth opposite such Seller's name on Schedule A hereto (the "Pledged Shares"), as a security for the Obligations; and

         WHEREAS, capitalized terms used herein but not defined shall have the meanings ascribed to them in the Purchase Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual agreements hereinafter contained, the parties hereto agree as follows:

1.       Creation of Security Interest.
         ------------------------------

         As security for the Obligations, the Sellers hereby pledge and hereby grant to the Buyer a first lien and security interest in the Pledged Shares. Concurrently with the execution of this Agreement, the Sellers are delivering to Proskauer Rose LLP, with address at 1585 Broadway, New York, NY 10036 (the "Escrow Agent"), as holder of the Pledged Shares, (i) all stock certificates representing the Pledged Shares and (ii) duly endorsed irrevocable stock powers in blank therefor to be exercised only upon the determination of a Default, as hereinafter defined.

2.       Dividends and Adjustments; Voting Rights.
         -----------------------------------------

         If, during the term of this Agreement, any reclassification of shares, stock split, readjustment, exchange, substitution, warrant, option or right to acquire additional securities, is effected or issued with respect to the Pledged Shares or any part thereof, all shares or securities that the Sellers shall become entitled to receive as a result thereof promptly shall be delivered to the Escrow Agent and they shall constitute Pledged Shares. So long as a Default (as hereinafter defined) shall not have occurred and be continuing, the Sellers shall be entitled to receive all cash dividends payable with respect to, and to exercise all rights to vote, the Pledged Shares. Upon the occurrence and during the continuance of a Default, the Escrow Agent shall receive all such dividends and neither party shall be entitled to exercise such voting rights.

3.       Pledge Absolute.
         ----------------

         The liability of the Sellers and the Buyer under this Agreement shall be absolute and unconditional irrespective of: (i) any lack of validity or enforceability of the Purchase Agreement; and (ii) any circumstance which might otherwise constitute a defense available to, or a discharge of, the Sellers or the Buyer, as applicable.

4.       Seller Representative.
         ----------------------

         Unless otherwise specified herein, the Sellers shall act through a person designated by Sellers (the "Sellers Representative") and the acts of the Sellers Representative shall be binding upon the Sellers to the same extent as if they committed or effectuated such acts. The Sellers Representative shall initially be Mr. Dario Echeverry. The Sellers may change the Sellers Representative by providing the Buyer and the Escrow Agent with written notice signed by the holders of a majority or more of the Pledged Shares.

5.       Assurances.
         -----------

         The Sellers and the Buyer shall at the request of the other execute and deliver all such further assignments and other documents and take all such further action as the parties may reasonably request in order to effect the purposes and provisions of this Agreement including to perfect, continue, better assure or confirm the rights of the Buyer in the Pledged Shares provided for hereunder.

6.       Default; Remedies.
         ------------------

         (a) In the event that, at any time, Buyer shall, reasonably and in good faith, determine that a Default (as defined in subparagraph (b) hereof) by the Sellers exists, Buyer shall cause the Escrow Agent to deliver to each of the Sellers a written notice (the "Default Notice"), which Default Notice shall specify, in detail, (i) the alleged Default and (ii) if the claim of Buyer is for a fixed and ascertainable amount only, the aggregate amount of such indemnification obligation (after taking into account any deductible) together with any estimate for fees and costs related to such claim (the "Indemnity Amount"). If the actual damages are determined to be greater than the fixed and ascertainable amount or if the costs and expenses are greater than estimated, the Buyer shall not be limited in its remedies to what is set forth in the Default Notice. The Sellers Representative shall have a period of fifteen (15) business days following the provision of the Default Notice within which to deliver to Buyer a written notice (the "Response Notice"), which Response Notice shall advise Buyer (a) that the Sellers agree with the alleged Default and, if the claim of Buyer is for a fixed and ascertainable amount, with the Indemnity Amount set forth in the Default Notice, or (b) that the Sellers do not agree with the alleged Default or, if the claim of Buyer is for a fixed and ascertainable amount, with the Indemnity Amount set forth in the Default Notice. If (i) the Sellers shall advise the Buyer, in the Response Notice, that they agree with the alleged Default and the Indemnity Amount set forth in the Default Notice or (ii) if the Sellers Representative fails to send to Buyer a Response Notice, within the fifteen-days period described above, then no dispute shall exist and the Escrow Agent shall proceed, if so instructed by Buyer ("Buyer Instruction"), to deliver to Buyer an aggregate number of Pledged Shares equal to the Indemnity Amount divided by the "Share Value" on the date of the Buyer Instruction. The Share Value shall mean the greater of (i) $2.00 per share and (ii) the average of the final trading price of a share of Buyer's common stock during the 30-days period preceding the date of the Buyer Instruction. If, on the other hand, the Sellers Representative shall advise the Buyer in the Response Notice that the Sellers do not agree with the alleged Default or, if the claim of Buyer is for a fixed and ascertainable amount, with the Indemnity Amount set forth in the Default Notice (specifying in detail Sellers' disagreement), a dispute (the "Dispute") shall be deemed to exist between the Buyer and the Sellers. The Buyer and the Seller Representative shall endeavor in good faith to resolve the Dispute by direct consultation and negotiation with each other. In the event Buyer and Sellers Representative are unable to resolve the Dispute within ten (10) business days after the provision to the Buyer of the Response Notice, the Dispute shall be resolved by a court as provided in Section 9 (a) hereof. From and after that point in time that a Dispute shall be deemed to exist, if any cash or stock dividend, reclassification of shares, stock split, readjustment, exchange, substitution, warrant, option or right to acquire additional securities is effected or issued with respect to the Pledged Shares, all shares or securities that the Sellers shall become entitled to receive as a result thereof shall promptly be delivered to the Escrow Agent and shall constitute Pledged Shares to be held until the Dispute is resolved as provided herein (together with appropriate instruments of transfer duly endorsed in blank).

If, in accordance with the terms and provisions of Section 10 (a) hereof, such a court enters a final judgment determining indemnification proceeds, or any other proceeds related thereto, to be paid to the Buyer by the Sellers, the Buyer, in addition to any other remedies available at law, shall be entitled to exercise all of the rights and remedies with respect to the Pledged Shares of a secured party under the Uniform Commercial Code or any other applicable law.

         (b) For purposes of this Agreement, a default ("Default") shall be deemed to have occurred hereunder if (i) the Sellers are obligated to indemnify the Buyer pursuant to Section 7.1 of the Purchase Agreement, subject to the provisions of Section 7.2 thereof; and (ii) the Sellers sell, assign, transfer or otherwise dispose of, or grant a lien on or security interest in or option or right with respect to, or otherwise encumber the Pledged Shares or any part thereof or any interest therein.

7.       Rights, Duties and Immunities of the Escrow Agent.
         --------------------------------------------------

         (a) Acceptance by the Escrow Agent of its duties under this Agreement is subject to the following terms and conditions, which all parties to this Agreement hereby agree shall govern and control the rights, duties and immunities of the Escrow Agent:

              (i) The duties and obligations of the Escrow Agent are purely ministerial in nature and are determined solely by the express provisions of this Agreement. The Escrow Agent shall not be deemed to have any knowledge of or responsibility for the terms of any other agreement, including the Purchase Agreement, and the Escrow Agent shall not be required to construe any agreement or document in connection herewith.

              (ii) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of the parties to this Agreement, or of anyone else, to honor any of the provisions of this Agreement.

              (iii) The parties hereto will reimburse and indemnify the Escrow Agent for, and hold it harmless against, any loss, liability, damage or expense, including but not limited to counsel fees and expenses arising out of or in connection with its acceptance of, or the performance of its duties and obligations under, this Agreement, except for losses, liabilities, damages and expenses caused by the willful misconduct or gross negligence of the Escrow Agent. The Buyer shall be responsible for 50% of the reimbursement and indemnification obligations under this Section 7(a)(iii) and the Sellers, jointly and severally, shall be responsible for 50% of the reimbursement obligations under this Section 7(a)(iii). In no event will the Escrow Agent be liable for any loss of asset value, consequential, indirect or special damages.

              (iv) The Escrow Agent may act in reliance upon any signature believed by it to be genuine and may assume that any person who has been designated by the buyer or the Sellers to give written instructions, notice of receipt or make any statements in connection with the provisions hereof is authorized to do so. The Escrow Agent shall have no duty to make inquiry as to the genuineness, accuracy or validity of any statements or instruments or any signatures on any statements or instructions. The Buyer and the Sellers agree that, for the purposes of this Agreement, the names and true signatures of each individual authorized to act on behalf of each of them will be set forth on a separate writing as drafted by the parties if either of them elects to have another person or entity to act on their behalf. Subject to the provisions of this Agreement, in the event that the Escrow Agent is uncertain as to its duties or the manner in which any of its duties shall be performed, the Escrow Agent shall notify the Buyer and the Sellers, and the Escrow Agent need not take any action or perform any act until the uncertainty is resolved to the satisfaction of the Escrow Agent.

              (v) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it, or for anything which it may do or refrain from doing in connection herewith, except its own willful misconduct or gross negligence.

              (vi) The Escrow Agent may seek the advice of such legal counsel as it deems necessary in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability and shall be fully protected in respect of any action taken, omitted or suffered by it in accordance with the opinion of such counsel.

              (vii) The Escrow Agent makes no representation as to the validity, value, genuineness or collectibility of any security, document or instrument held by or delivered to it.

              (viii) Sellers expressly agree that the Escrow Agent shall not be precluded from or restricted in any manner whatsoever from representing the Buyer or otherwise acting as attorneys for the Buyer in any matter, including without limitation any court proceeding or other matter related to the Purchase Agreement or this Agreement, whether or not there is a dispute between the Buyer and the Sellers with respect thereto.


         (b) If the Escrow Agent has any doubts as to whether or not it should release the Pledged Shares, the Escrow Agent may, at the Escrow Agent's option, deposit the Stock with the clerk of the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, County of New York upon commencement of an action in the nature of an interpleader and the Escrow Agent shall thereupon be released and discharged from any and all further obligations arising in connection with this Agreement.

         (c) The parties agree that in the event that the Escrow Agent becomes unable to perform its duties under this Agreement, Buyer, with prior written notice to the Sellers, shall designate a new Escrow Agent (who must be an attorney or law firm licensed to practice in the States of New York or Florida, or a financial entity licensed as a commercial bank under the laws of New York or Florida or by authority of the Federal Reserve System) to perform the obligations under this Agreement.

8.       Termination; Distribution of Pledged Shares.
         --------------------------------------------

         (a) The security interest and assignment created and granted hereunder shall terminate 12 months after the Closing Date; provided, however, that in the event that a Dispute(s) exists, this Agreement shall remain in effect until the resolution of such Dispute(s).

         (b) If no Dispute exists as of 12 months after the date hereof, then the Pledged Shares, stock powers and other instruments related thereto shall be returned to the Sellers, the security interest in the Pledged Shares shall terminate and all obligations of the Escrow Agent, Sellers and the Buyer under this Agreement shall terminate.

         (c) If a Dispute exists as of 12 months after the Closing Date and the claim of the Buyer shall be for a fixed and determinable amount only, the Pledged Shares other than the Disputed Shares (as hereinafter defined), together with the stock powers and other instruments related thereto shall be returned to Sellers and the security interest in such shares shall terminate. The Disputed Shares held shall be held by the Escrow Agent hereunder until resolution of the Dispute. For purposes of this Agreement, the Disputed Shares shall mean the number of Pledged Shares resulting from dividing the fixed and determinable claim for indemnification of Buyer together with any Buyer's reasonable estimate for fees and costs related to such claim by the Disputed Share Value (as herein defined), such calculation to be made on the one year anniversary from the Closing Date.

         (d) If a Dispute exists as of 12 months after the Closing Date and the claim of the Buyer shall not be for a fixed and determinable amount, then all of the Pledged Shares shall be held by the Escrow Agent hereunder until resolution of the Dispute.

         (e) A Dispute shall be resolved upon the earlier of (a) an agreement, duly executed between Buyer and each of the Sellers specifying the resolution of such Dispute or (b) by final court order in accordance with Section 10(a). For purposes of determining the number of Pledged Shares that will be transferred to Buyer in connection with the resolution of a Dispute, the value of each share shall be the Disputed Share Value, which is herein defined as the greater of
(i)$2,00 per share and (ii) the average of the final trading price of a share of Buyer's common Stock during the 30-days period preceding the one year anniversary of the Closing Date.

9.       Notices.
         --------

         All notices and other communications provided for herein shall be dated and in writing and shall be deemed to have been duly given (x) on the date of delivery, if delivered personally or by telecopier, receipt confirmed, (y) on the second following business day, if delivered by a recognized overnight courier service, or (z) seven days after mailing, if sent by registered or certified mail, return receipt requested, postage prepaid, in each case, to the party to whom it is directed at the following address (or at such other address as any party hereto shall hereafter specify by notice in writing to the other parties hereto):

         (i)    If to the Buyer, to it at the following address:

                Globaltron Corporation
                100 North Biscayne Blvd., Suite 2500
                Florida, FL 33132
                Tel: (305) 371-3300
                Fax: (305) 371-4686
                Attention: Chief Financial Officer

                with a copy to:

                Proskauer Rose LLP
                1585 Broadway
                New York, NY 10036
                Tel: (212) 969-3000

                Fax: (212) 969-2900
                Attention: Oliverio Lew, Esq.

         (ii) If to any Sellers or the Escrow Agent, to it at the address set forth below its name on the signature page hereto.


10.      Miscellaneous.
         --------------

         (a) This Agreement shall be governed by and construed and enforced in accordance with, the laws of the State of Florida, without regard to conflicts of law principles. Any disputes with respect to the interpretation of this Agreement or the rights and obligations of the parties hereto shall be exclusively brought in the U.S. District Court for the Southern District of Florida or, if such Court lacks subject matter jurisdiction, in the court of general jurisdiction in Dade County, Miami, Florida. Each of the parties waives any right to object to the jurisdiction or venue of either of such Courts or to claim that such Courts are an inconvenient forum.

         (b) If any term or provision of this Agreement shall, for any reason, be held to be illegal, invalid or unenforceable under the laws of any Governmental Authority to which this Agreement is subject, the term or provision shall be deemed severed from this Agreement, and the remaining terms and provisions shall be enforceable, to the fullest extent, permitted by law.

         (c) This Agreement shall inure to the benefit of and shall be binding upon the respective successors, assigns and legal representatives of the parties hereto.

         (d) Captions used herein are inserted for reference purposes only and shall not affect the interpretation or meaning of this Agreement.

         (e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

         (f) This Agreement may not be changed, modified or, except as provided in Section 5 hereof, terminated, in whole or in part, except by a written instrument signed by the party against whom any such change, modification or termination is sought to be enforced.

         (g) If the Buyer and the Sellers are involved in a dispute arising under this Agreement, then the prevailing party in such dispute shall be entitled to recover from the losing party all costs in connection with such dispute, including without limitation attorney's fees, expenses and costs reasonably incurred in connection with litigation or other costs arising in connection with the enforcement of this Agreement.

                 IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                             THE BUYER:

                             GLOBALTRON CORPORATION
                             By:
                                  -------------------------------------------
                                  Name:
                                  Title:



                             SELLERS:


                             WHITMER LIMITED.

                             By:
                                  -------------------------------------------
                                  Name:
                                  Title:

                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:
                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud

                              GARLON OVERSEAS, S.A.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:
                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              NERCOL INVESTMENTS, S.A..
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686

                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust

                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              BRISCORD TRADING, S.A..
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              TRENSOR INVETMENTS, S.A.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132

                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686

                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              BONING INTERNATIONAL, S.A..
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:



                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Aleman, Cordero, Galindo & Lee Trust
                                        (Panama) S.A.
                                        2nd Floor, Swiss Bank Building
                                        East 53rd Street, Marbella
                                        P.O. Box 6-1014 El Dorado
                                        Panama City, Republic of Panama
                                        Fax: (507) 269-2620
                                        Attention: Arturo Gerbaud


                              SANDBAY INC.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:

                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686

                              With a copy to:

                                        Loeb Block & Partners LLP
                                        505 Park Avenue
                                        New York, NY 10022
                                        Fax: (212) 755-1777
                                        Attention: Herb Selzer, Esq.


                              HEBRON LIMITED (BVI)
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:


                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Loeb Block & Partners LLP
                                        505 Park Avenue
                                        New York, NY 10022
                                        Fax: (212) 755-1777
                                        Attention: Herb Selzer, Esq.


                              OCEAN SPRAY INVESTMENTS S.A.
                              By:
                                  -------------------------------------------
                                  Name:
                                  Title:

                              Address: 100 North Biscayne Blvd., Suite 2500 Florida, FL 33132
                                        Tel: (305) 371-3300
                                        Fax: (305) 371-4686


                              With a copy to:

                                        Loeb Block & Partners LLP
                                        505 Park Avenue
                                        New York, NY 10022
                                        Fax: (212) 755-1777
                                        Attention: Herb Selzer, Esq.


                              ESCROW AGENT:
                              PROSKAUER ROSE LLP
                              By:
                                  ------------------------------------------
                                  Name:
                                  Title:

                              Address:  1585 Broadway
                                        New York, NY 10036
                                        Attention: David W. Sloan
                                        Fax: (212) 969.2900

                                                                      Schedule A


Seller                          Aggregate number of Globaltron Shares pledged to
------                          ------------------------------------------------
                                                  the Buyer Closing
                                                  -----------------
Whitmer Limited                                       5,745,600
Garlon Overseas, S.A.                                   216,000
Nercol Investments, S.A.                                216,000
Briscord Trading, S.A.                                  216,000
Trensor Investments, S.A.                               216,000
Boning International, S.A.                              216,000
Sandbay Inc.                                             72,000
Hebron Limited (BVI)                                     57,600
Ocean Spray Investments S.A.                            244,800

Total                                                 7,200,000